
10011105

ABL Film and Entertainment Corporation
875 North Michigan Avenue Suite 3100
Chicago,ILL 60611
312 428-1129
fax 312 794-7801

1-A/A

Re: Notice to Withdraw Request for Acceleration of Effective Date and Re-Instate Delayed Amendment

March 26, 2010

Securities and Exchange Commission
100 F Street N East
Washington DC

Dear Susan Riley,

ABL Film and Entertainment Corporation hereby withdraw its Request for Acceleration of Effective date for its Form 1-A Offering Registration filed March 1, 2010 with amendments filed March 16, 2010.

Accordingly ABL Film and Entertainment Corp withdraw its March 26, 2010 at 3:00 PM effective date and hereby re-instate its Delayed Amendment.

If you require further information please contact Arron Lee at the above number.

Thank you very much in advance.

Arron Lee
President/CEO
ABL Film and Entertainment Corp